EXHIBIT 99.1

For Immediate Release 22-42-TR	Date:	July 7, 2022

Teck Announces Senior Vice President Appointments

Vancouver, B.C.  – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the following senior vice president appointments.

Jeff Hanman has been appointed Senior Vice President, Sustainability and External Affairs, effective July 1, 2022. Mr. Hanman succeeds Marcia Smith, who will transition to retirement at the end of September 2022.

Mr. Hanman brings to the role more than 20 years of experience. He joined Teck in 2011 and has held numerous senior leadership roles since that time, including those in corporate affairs, mine operations, environment and sustainability, and Indigenous engagement. Mr. Hanman most recently held the position of Vice President, Sustainable Development with Teck’s steelmaking coal business unit. He is the past Chair of the Mining Association of British Columbia, an Executive Member of the Business Council of British Columbia and has completed Harvard Business School’s Advanced Management Program.

“Jeff’s extensive experience from across many areas of Teck make him well suited to lead the evolution and implementation of our Sustainability Strategy and help drive strong sustainability performance across our business,” said Don Lindsay, President and CEO. “I would like to thank Marcia for her many outstanding contributions to Teck during her 12 years with our company and wish her the best in her retirement.”

Tyler Mitchelson has been appointed Senior Vice President, Copper Growth, effective July 4, 2022.

Mr. Mitchelson most recently held the role of CEO, Metallurgical Coal, with Anglo American Metallurgical Coal in Australia. He brings to the role more than 25 years of experience in the global mining sector and a strong background in operational leadership, business development and improvement, and large-scale project development. Mr. Mitchelson holds a Bachelor of Commerce from the University of Manitoba and a Chartered Accountant designation.

“This new role and the experience and expertise that Tyler brings to it will be an important part of continuing to advance Teck’s balanced copper growth strategy,” said Mr. Lindsay.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

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